

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2021

Julio Ramirez
Chief Executive Officer
BurgerFi International, Inc.
U.S. Highway 1
North Palm Beach, FL 33408

  Re: BurgerFi International, Inc.
     Registration Statement on Form S-1
     Filed April 30, 2021
     File No. 333-255667

Dear Mr. Ramirez:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jacqueline Kaufman at 202-551-3797 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services